                                             Filed Pursuant to Rule 424(b)(1)
                                    Registration Statement File No. 333-85002
                                                                    333-85002-01

PROSPECTUS

                        1,000,000 TRUST PREFERRED SECURITIES
                          INDEPENDENT CAPITAL TRUST IV
                  8.375% CUMULATIVE TRUST PREFERRED SECURITIES
             (LIQUIDATION AMOUNT $25 PER TRUST PREFERRED SECURITY)
 FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED ON A SUBORDINATED BASIS, AS
                        DESCRIBED IN THIS PROSPECTUS, BY

                                     [LOGO]

                             ---------------------

    Independent Capital Trust IV is offering 1,000,000 preferred securities at $25 per security. The preferred securities represent an indirect interest in Independent Bank Corp.'s 8.375% subordinated debentures. The subordinated debentures have the same payment terms as the preferred securities and will be purchased by the trust using the proceeds received from its offering of the preferred securities.

    The preferred securities have been approved for quotation on the Nasdaq National Market under the symbol "INDBM."

                           --------------------------

    INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. SEE "RISK FACTORS"
                             BEGINNING ON PAGE 10.

                           --------------------------

    THE PREFERRED SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                                       PER PREFERRED SECURITY      TOTAL
                                                       ----------------------   -----------
Public offering price................................          $25.00           $25,000,000
Proceeds to the trust................................          $25.00           $25,000,000

    This is a firm commitment underwriting. Independent Bank Corp. will pay underwriting commissions of $0.875 per preferred security, or a total of $875,000, to the underwriter for arranging the investment in its subordinated debentures.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             Legg Mason Wood Walker

         Incorporated

                  The date of this prospectus is April 8, 2002

                                     [MAP]

    - YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. INDEPENDENT HAS NOT, AND ITS UNDERWRITER HAS NOT, AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

    - INDEPENDENT IS NOT, AND ITS UNDERWRITER IS NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

    - YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY.

    - THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................      1
Selected Consolidated Financial and Other Data..............      8
Risk Factors................................................     10
Special Note Regarding Forward-Looking Statements...........     15
Use of Proceeds.............................................     15
Capitalization..............................................     16
Accounting and Regulatory Treatment.........................     17
Description of The Trust....................................     18
Description of The Preferred Securities.....................     19
Description of The Debentures...............................     32
Book-Entry Issuance.........................................     41
Description of The Guarantee................................     43
Relationship Among the Preferred Securities, The Debentures
  and The Guarantee.........................................     45
Material Federal Income Tax Consequences....................     47
ERISA Considerations........................................     50
Underwriting................................................     51
Legal Matters...............................................     52
Experts.....................................................     52
Where You Can Get More Information..........................     52

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. THEREFORE, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION SET FORTH IN THIS PROSPECTUS, INDEPENDENT'S FINANCIAL STATEMENTS AND THE OTHER INFORMATION THAT IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING A DECISION TO INVEST IN THE PREFERRED SECURITIES.

                           INDEPENDENT BANK CORP. AND
              ROCKLAND TRUST COMPANY, ITS WHOLLY-OWNED SUBSIDIARY

    Independent Bank Corp. is a state-chartered, federally-registered bank holding company organized under Massachusetts law and the sole stockholder of Rockland Trust Company. Rockland Trust was founded in 1907 and currently offers its business and individual customers a full range of commercial, retail banking, and investment management services through its 51 branches, nine commercial lending centers, and three investment management and trust service offices. The phrase, "PEOPLE DO BUSINESS WITH PEOPLE, NOT INSTITUTIONS", which Rockland Trust has adopted as its motto, underscores the high degree of personalized attention and service which Rockland Trust strives to consistently deliver to its customers, a characteristic which management believes distinguishes Rockland Trust from its competitors. Rockland Trust's primary market area currently encompasses southeastern Massachusetts spanning Plymouth, Barnstable, Norfolk, and Bristol counties.

    Rockland Trust at December 31, 2001, had $2.2 billion in assets, comprised primarily of a $1.3 billion loan portfolio. Management believes that Rockland Trust's loan portfolio is diversified and well balanced with a composition, on a percentage basis as of such date, of 47.3% in commercial and commercial real estate loans, 31.5% in consumer loans, 17.6% in residential real estate loans, and 3.6% in commercial and residential construction loans. Management believes that the credit quality of its loan portfolio distinguishes Rockland Trust from other similarly sized financial institutions. At December 31, 2001, nonperforming loans currently comprised only 0.14% of Rockland Trust's total assets.

    Significant growth in core deposits over the past year has increased Rockland Trust's net interest margin to 4.84% for the year ended December 31, 2001. Rockland Trust is a commercial bank which is, due to its Massachusetts trust company charter, also authorized to offer investment advice and trust services to its customers. Rockland Trust's investment management division, which currently has approximately $492.4 million of customer money under management, provides a steady source of fee income.

    The key components of Rockland Trust's current business strategy include:

    INCREASING ROCKLAND TRUST'S MARKET SHARE OF DEPOSITS--At June 30, 2001 (the most recent date for deposit market share information), Rockland Trust held 16.7% of the total deposits in Plymouth County, the largest deposit market share of any financial institution in Plymouth County. As of such date, the Cape Cod branches held a 6.8% deposit market share in Barnstable County. The ongoing consolidation of other Massachusetts based financial institutions and the increasing consumer dissatisfaction with larger banks continues to create opportunities for Rockland Trust to grow its deposit market share by continuing to provide the superior personal service for which Rockland Trust is well known. Rockland Trust trains employees in its retail branches, in its commercial and residential lending areas, and in the investment management area to cultivate and sustain long-term customer relationships and, when appropriate, to cross-sell other financial services offered by Rockland Trust to its customers. Rockland Trust recently created and filled new business development officer positions to contact businesses and individuals which are not currently Rockland Trust customers to seek out new business deposits and sell other services.

    CONTINUING ROCKLAND TRUST'S SMALL BUSINESS LENDING FOCUS--Management believes it has had great success in originating small business loans throughout its primary market areas. Typical commercial loans range in size from $25,000 to $2.0 million. Rockland Trust, however, also has an in-house lending limit of $20.0 million dollars, which enables Rockland Trust to satisfy the needs of larger borrowers. Rockland Trust has, within the last year, established a division to manage small business loans under $50,000. Rockland Trust's commercial lenders will continue to seek out new business and larger lending relationships.

    MAINTAINING STRONG ASSET QUALITY--Rockland Trust stresses asset quality through its emphasis on lending in its local markets where management is most qualified to make educated underwriting decisions and apply generally conservative underwriting criteria. The fact that, at December 31, 2001, nonperforming assets represented only 0.14% of total assets reflect Rockland Trust's success in maintaining credit quality.

    TAKING ADVANTAGE OF FAVORABLE MARKET DEMOGRAPHICS--Plymouth County, which has historically been Rockland Trust's primary market area, has grown rapidly in recent years due to the availability of undeveloped land and recent transportation improvements. The United States Census for 2000 confirmed favorable market demographics for both Plymouth County and Cape Cod. The census data showed that Cape Cod exceeded the Massachusetts average for population growth and that Plymouth County exceeded the Massachusetts averages for both population growth and median household income. Management believes that future population increases in Plymouth County and on Cape Cod will provide significant opportunities for Rockland Trust that can fuel growth.

    PURSUING AN OPPORTUNISTIC APPROACH TO NEW BUSINESS OPPORTUNITIES AND GEOGRAPHIC EXPANSION--Rockland Trust continues to explore potential new lines of business and opportunities for continued geographic expansion. Rockland Trust offers a wide range of investment management and trust services to its customers. Because Rockland Trust believes that there is a significant demand for these types of services within Rockland Trust's market, Rockland Trust intends to heavily promote its investment management services with a goal of increasing the $492.4 million in assets currently under management. Rockland Trust analyzes its options for generating new types of revenue and its opportunities for geographic expansion on an ongoing basis. Rockland Trust intends to expand its product lines and branch network when and as circumstances warrant.

    Independent's primary executive offices as well as those of Rockland Trust are located at 288 Union Street, Rockland, Massachusetts. Rockland Trust's headquarters are located in historic Plymouth County, Massachusetts. Both Independent and Rockland Trust may be reached by calling (781) 878-6100.

                          INDEPENDENT CAPITAL TRUST IV

    Independent Capital Trust IV is a statutory business trust created under Delaware law. Independent created the trust to offer the preferred securities and to purchase the debentures. The trust has a term of 30 years, but may be dissolved earlier as provided in the trust agreement. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for Independent's capital contribution to the trust, Independent will own all of the common securities of the trust. The trust will be treated, for financial accounting purposes, as a subsidiary and, accordingly, the accounts of the trust will be included in Independent's consolidated financial statements. See "Accounting and Regulatory Treatment" on page 17.

    In May 1997, Independent established Independent Capital Trust I which issued $28.75 million of 9.28% cumulative trust preferred securities scheduled to mature in 2027. That trust invested the proceeds of the sale of these securities in $29.64 million of 9.28% junior subordinated debentures issued by Independent. The trust preferred securities of that trust can be prepaid in whole or in part on or after May 19, 2002 at a redemption price equal to $25 per security plus accumulated but unpaid distributions thereon to the date of redemption. The trust preferred securities of Independent Capital
Trust I are quoted on the Nasdaq National Market under the symbol "INDBP." Independent currently anticipates redeeming these junior subordinated debentures on or after May 19, 2002. Independent is seeking, and expects to receive the approval of, the Board of Governors of the Federal Reserve System to redeem such debentures. In connection with such redemption, that trust would redeem the outstanding preferred securities issued thereunder. See "Use of Proceeds" on page 15.

    In December, 2001, Independent established Independent Capital Trust III which issued $25.0 million of 8.625% cumulative trust preferred securities scheduled to mature in 2031. That trust invested the proceeds of the sale of these securities in $25.8 million of 8.625% junior subordinated debentures issued by Independent. The trust preferred securities of that trust can be prepaid in whole or in part on or after December 31, 2006 at a redemption price equal to $25 per security plus accumulated but unpaid distributions thereon to the date of the redemption. The trust preferred securities of Independent Capital Trust III are quoted on the Nasdaq National Market under the symbol "INDBN." The proceeds of the Independent Capital Trust III offering were used by Independent to redeem all of its 11% junior subordinated debentures from Independent Capital Trust II on January 31, 2002. Concurrently, Independent Capital Trust II redeemed its 11% trust preferred securities outstanding. Thereafter, Trust II was dissolved.

    The trust's principal offices are located at c/o The Bank of New York, 101 Barclay Street, New York, New York 10286, telephone number (212) 896-7298.

                                  THE OFFERING

The issuer................................  Independent Capital Trust IV

Securities being offered..................  1,000,000 preferred securities, which represent preferred undivided beneficial interests in the assets
                                            of the trust. Those assets will consist solely of the
                                            debentures and payments received on the debentures.

                                            The trust will sell the preferred securities to the
                                            public for cash. The trust will use that cash to buy the
                                            debentures from Independent.

Offering price............................  $25 per preferred security.

When distributions will be paid to you....  If you purchase the preferred securities, you are entitled to receive cumulative cash distributions at a
                                            8.375% annual rate. Distributions will accumulate from
                                            the date the trust issues the preferred securities and
                                            are to be paid quarterly on March 31, June 30, September
                                            30 and December 31 of each year, beginning on June 30,
                                            2002. As long as the preferred securities are
                                            represented by a global security, the record date for
                                            distributions on the preferred securities will be the
                                            business day prior to the distribution date. Independent
                                            may defer the payment of cash distributions, as
                                            described below.

When the preferred securities must be
redeemed..................................  The debentures will mature and the preferred securities must be redeemed on April 30, 2032. Independent has the
                                            option, however, to redeem the preferred securities at
                                            any time on or after April 30, 2007. Independent will
                                            not redeem the preferred securities prior to April 30,
                                            2032 unless it has received the prior approval of the
                                            Board of Governors of the Federal Reserve System.

Redemption of the preferred securities
before April 30, 2032 is possible.........  The trust must redeem the preferred securities when the debentures are paid at maturity or upon any earlier
                                            redemption of the debentures. Independent may redeem all
                                            or part of the debentures at any time on or after
                                            April 30, 2007. In addition, Independent may redeem, at
                                            any time, all of the debentures if:

                                            - there is a change in existing laws or regulations, or
                                            new official administrative or judicial interpretation
                                              or application of these laws and regulations, that
                                              causes the interest Independent pays on the debentures
                                              to no longer be deductible by it for federal tax
                                              purposes; or the trust becomes subject to federal
                                              income tax; or the trust becomes or will become
                                              subject to other taxes or governmental charges;

                                            - there is a change in existing laws or regulations that
                                              requires the trust to register as an investment
                                              company; or

                                            - there is a change in the capital adequacy guidelines
                                            of the Federal Reserve that results in the preferred
                                              securities not being counted as Tier 1 capital.

                                            Independent may also redeem debentures at any time, and
                                            from time to time, in an amount equal to the liquidation
                                            amount of any preferred securities it purchases, plus a
                                            proportionate amount of common securities, but only in
                                            exchange for a like amount of the preferred securities
                                            and common securities then owned by Independent.
                                            Redemption of the debentures prior to maturity will be
                                            subject to the prior approval of the Federal Reserve, if
                                            approval is then required. If your preferred securities
                                            are redeemed by the trust, you will receive the
                                            liquidation amount of $25 per preferred security, plus
                                            any accrued and unpaid distributions to the date of
                                            redemption.

Independent has the option to extend the
interest payment period...................  The trust will rely solely on payments made by
                                            Independent under the debentures to pay distributions on
                                            the preferred securities. As long as Independent is not
                                            in default under the indenture relating to the
                                            debentures, Independent may, at one or more times, defer
                                            interest payments on the debentures for up to 20
                                            consecutive quarters, but not beyond April 30, 2032. If
                                            Independent defers interest payments on the debentures:

                                            - the trust will also defer distributions on the
                                            preferred securities;

                                            - the distributions you are entitled to will accumulate;
                                              and

                                            - these accumulated distributions will earn interest at
                                            an annual rate of 8.375%, compounded quarterly, until
                                              paid.

                                            At the end of any deferral period, Independent will pay
                                            to the trust all accrued and unpaid interest under the
                                            debentures. The trust will then pay all accumulated and
                                            unpaid distributions to you.

You will still be taxed if distributions
on the preferred securities are
deferred..................................  If a deferral of payment occurs, you will still be required to recognize the deferred amounts as income for
                                            federal income tax purposes in advance of receiving
                                            these amounts, even if you are a cash-basis taxpayer.

Independent's full and unconditional
guarantee of payment......................  Independent's obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and
                                            unconditional guarantee by it on a subordinated basis,
                                            of the obligations of the trust under the preferred
                                            securities. Independent has entered into a guarantee
                                            agreement whereby it has guaranteed

                                            that the trust will use its assets to pay the
                                            distributions on the preferred securities and the
                                            liquidation amount upon liquidation of the trust.
                                            However, the guarantee does not apply when the trust
                                            does not have sufficient funds to make the payments. If
                                            Independent does not make payments on the debentures,
                                            the trust will not have sufficient funds to make
                                            payments on the preferred securities. In this event,
                                            your remedy is to institute a legal proceeding directly
                                            against Independent for enforcement of payments under
                                            the debentures.

Independent may distribute the debentures
directly to you...........................  Independent may at any time dissolve the trust and distribute the debentures to you, subject to the prior
                                            approval of the Federal Reserve, if required. If
                                            Independent distributes the debentures, Independent will
                                            use its best efforts to list them on a national
                                            securities exchange or comparable automated quotation
                                            system.

How the securities will rank in right of
payment...................................  Independent's obligations under the preferred securities, debentures and guarantee are unsecured and
                                            will rank as follows with regard to right of payment:

                                            - the preferred securities will rank equally with the
                                            common securities of the trust. The trust will pay
                                              distributions on the preferred securities and the
                                              common securities pro rata. However, if Independent
                                              defaults with respect to the debentures, then no
                                              distributions on the common securities of the trust or
                                              Independent's common stock will be paid until all
                                              accumulated and unpaid distributions on the preferred
                                              securities have been paid;

                                            - Independent's obligations under the debentures and the
                                              guarantee are unsecured and generally will rank junior
                                              in priority to Independent's existing and future
                                              senior and subordinated indebtedness. Independent had
                                              no senior and subordinated indebtedness outstanding at
                                              December 31, 2001. Independent's obligations under
                                              the debentures will rank equal to other debentures
                                              issued by Independent to similar trusts, including the
                                              debentures previously sold to the trusts Independent
                                              previously established.

                                            - because Independent is a holding company, the
                                            debentures and the guarantee will effectively be
                                              subordinated to all depositors' claims, as well as
                                              existing and future liabilities of Independent's
                                              subsidiaries.

Voting rights of the preferred
securities................................  Except in limited circumstances, holders of the preferred securities will have no voting rights.

Nasdaq National Market symbol.............  INDBM.

You will not receive certificates.........  The preferred securities will be represented by a global security that will be deposited with and registered in
                                            the name of The Depository Trust Company, New York, New
                                            York, or its nominee. This means that you will not
                                            receive a certificate for the preferred securities, and
                                            your beneficial ownership interests will be recorded
                                            through the DTC book-entry system.

How the proceeds of this offering will be
used......................................  The trust will invest all of the proceeds from the sale of the preferred securities in the debentures.
                                            Independent estimates that the net proceeds to
                                            Independent from the sale of the debentures to the
                                            trust, after deducting offering expenses and
                                            underwriting commissions, will be approximately
                                            $24.6 million. Independent currently expects to use the
                                            estimated net proceeds from the sale of the debentures
                                            to redeem in full on or after May 19, 2002 the 9.28%
                                            junior subordinated debentures sold by Independent to
                                            the trust it established in April 1997. In connection
                                            with such redemption, that trust would redeem its
                                            outstanding preferred securities. The redemption is
                                            subject to approval of the Board of Governors of the
                                            Federal Reserve System. Independent is seeking and
                                            expects to receive such approval. If an unexpected
                                            acquisition opportunity were to arise after the sale of
                                            the preferred securities offered by this prospectus,
                                            Independent might decide not to redeem such debentures.
                                            Under such circumstances, Independent would use the
                                            proceeds for general corporate purposes. Initially, the
                                            net proceeds may be used to make short-term marketable
                                            investment grade investments. Independent is not
                                            presently engaged in any acquisition discussions.

    Before purchasing the preferred securities, you should carefully consider the "Risk Factors" beginning on page 10.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table summarizes Independent's selected consolidated financial information and other financial data. The summary balance sheet data and summary operations data insofar as they relate to, as of, or for the five years ended December 31, 2001 are derived from Independent's audited consolidated financial statements. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Independent's consolidated financial statements and the related notes incorporated by reference into this prospectus from Independent's Annual Report on Form 10-K for the year ended December 31, 2001. Results for past periods are not necessarily indicative of results that may be expected for any future period.

                                                                                     AT DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                 2001         2000         1999         1998         1997
                                                              ----------   ----------   ----------   ----------   ----------
                                                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................................  $2,199,188   $1,949,976   $1,590,056   $1,575,069   $1,370,007
Total loans.................................................   1,298,938    1,184,764    1,028,510      941,112      828,132
Securities held to maturity.................................     132,754      195,416      229,043      284,944      308,112
Securities available for sale...............................     569,288      387,476      201,614      195,199      131,842
Total deposits..............................................   1,581,618    1,489,222    1,081,806    1,043,317      988,148
FHLB borrowings.............................................     313,934      191,224      256,224      313,724      206,724
Stockholders' equity........................................     133,261      114,712       98,129       95,848       92,493

                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                 2001         2000         1999         1998         1997
                                                              ----------   ----------   ----------   ----------   ----------
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
Interest income.............................................  $  145,069   $  127,566   $  112,006   $  108,712   $   93,820
Interest expense............................................      54,478       55,419       50,178       49,569       41,578
                                                              ----------   ----------   ----------   ----------   ----------
Net interest income.........................................      90,591       72,147       61,828       59,143       52,242
Provision for possible loan losses..........................       4,619        2,268        3,927        3,960        2,260
                                                              ----------   ----------   ----------   ----------   ----------
Net interest income after provision for loan losses.........      85,972       69,879       57,901       55,183       49,982
Non-interest income.........................................      21,278       16,418       14,793       13,125       11,742
Non-interest expenses.......................................      69,047       59,374       45,450       41,697       38,595
Minority interest expense...................................       5,666        5,319        2,668        2,668        1,645
                                                              ----------   ----------   ----------   ----------   ----------
Income before income taxes..................................      32,537       21,604       24,576       23,943       21,484
Income taxes................................................      10,485        6,414        7,545        7,804        7,326
                                                              ----------   ----------   ----------   ----------   ----------
Net income..................................................  $   22,052   $   15,190   $   17,031   $   16,139   $   14,158
                                                              ==========   ==========   ==========   ==========   ==========

PER SHARE DATA:
Net income:
  Basic.....................................................       $1.54        $1.07        $1.20        $1.10        $0.97
  Diluted...................................................        1.53         1.06         1.19         1.08         0.95
Cash dividends..............................................        0.44         0.40         0.40         0.40         0.34
Book value, end of period...................................        9.30         8.05         6.92         6.63         6.25

                                                                          AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                 2001         2000         1999         1998         1997
                                                              ----------   ----------   ----------   ----------   ----------
                                                                                       (UNAUDITED)
SELECTED FINANCIAL RATIOS(1):
Return on average assets....................................        1.07%        0.88%        1.09%        1.12%        1.15%
Return on average equity....................................       17.42        14.58        17.57        16.71        16.45
Net interest margin.........................................        4.84         4.60         4.30         4.36         4.52
Operating expenses as a percent of average assets...........        3.34         3.43         2.90         2.88         3.14
Nonperforming loans as a percent of gross loans.............        0.23         0.37         0.35         0.56         0.69
Nonperforming assets as a percent of total assets...........        0.14         0.23         0.23         0.34         0.43
Reserve for possible loan losses as a percent of loans......        1.40         1.31         1.45         1.46         1.53
Reserve for possible loan losses as a percent of
  nonperforming loans.......................................      603.32       351.00       409.36       255.69       215.14
Dividend payout ratio.......................................       27.89        37.53        33.50        37.03        35.78
Capital ratios:
  Tier 1 leverage...........................................        6.31         5.86         8.15         7.91         8.64
  Tier 1 risk-based.........................................        9.24         8.50        11.14        11.38        13.52
  Total risk-based..........................................       12.96        10.97        12.39        12.63        14.78
Ratio of earnings to fixed charges(2):
  Including interest on deposits............................        1.59x        1.39x        1.48x        1.48x        1.51x
  Excluding interest on deposits............................        2.95x        2.19x        2.23x        2.27x        3.02x

------------------------------

(1) With the exception of end-of-period ratios, all ratios are based on average daily balances during the indicated period.

(2) For purposes of computing the ratios of earnings to fixed charges, earnings represent income before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. Fixed charges includes gross interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other) and one-third of rent expenses which approximates the interest expense of such charges.

                                  RISK FACTORS

    INVESTING IN THE PREFERRED SECURITIES INVOLVES A NUMBER OF RISKS. INDEPENDENT URGES YOU TO READ ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS. IN ADDITION, INDEPENDENT URGES YOU TO CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE TRUST BEFORE YOU PURCHASE THE PREFERRED SECURITIES.

    BECAUSE THE TRUST WILL RELY ON THE PAYMENTS IT RECEIVES ON THE DEBENTURES TO FUND ALL PAYMENTS ON THE PREFERRED SECURITIES, AND BECAUSE THE TRUST MAY DISTRIBUTE THE DEBENTURES IN EXCHANGE FOR THE PREFERRED SECURITIES, PURCHASERS OF THE PREFERRED SECURITIES ARE MAKING AN INVESTMENT DECISION THAT RELATES TO THE DEBENTURES BEING ISSUED BY INDEPENDENT AS WELL AS THE PREFERRED SECURITIES. PURCHASERS SHOULD CAREFULLY REVIEW THE INFORMATION IN THIS PROSPECTUS ABOUT THE PREFERRED SECURITIES, THE DEBENTURES AND THE GUARANTEE.

              RELATED TO AN INVESTMENT IN THE PREFERRED SECURITIES

    THE TRUST'S ABILITY TO MAKE INTEREST PAYMENTS TO YOU ON THE PREFERRED SECURITIES IS DEPENDENT UPON INDEPENDENT'S ABILITY TO MAKE PAYMENTS TO THE TRUST ON THE DEBENTURES.

    The trust will depend solely on Independent's payments on the debentures to pay amounts due to you on the preferred securities. If Independent defaults on its obligation to pay the principal or interest on the debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against Independent to enforce the property trustee's rights under the indenture relating to the debentures.

    INDEPENDENT'S ABILITY TO MAKE INTEREST PAYMENTS ON THE DEBENTURES TO THE TRUST MAY BE RESTRICTED.

    Independent is a holding company and substantially all of its assets are held by its subsidiaries, primarily Rockland Trust. Independent's ability to make payments on the debentures when due will depend primarily on its available cash resources and dividends from its subsidiaries. Dividend payments or extensions of credit from Rockland Trust are subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over Rockland Trust. The ability of Rockland Trust to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. As of December 31, 2001, Independent could receive $12.2 million in dividend payments from Rockland Trust without the need for prior regulatory approval and still be considered well capitalized. Independent cannot assure you that its subsidiaries will be able to pay dividends in the future.

    Independent could also be precluded from making interest payments on the debentures by its regulators if in the future they were to perceive deficiencies in its liquidity or regulatory capital levels. If this were to occur, Independent may be required to obtain the consent of its regulators prior to paying dividends on its common stock or interest on the debentures. If consent became required and its regulators were to withhold their consent, Independent would likely exercise its right to defer interest payments on the debentures, and the trust would not have funds available to make distributions on the preferred securities during such period. As of December 31, 2001, Independent's Tier 1 leverage capital was $47.8 million in excess of its minimum regulatory requirements.

    IN THE EVENT OF INDEPENDENT'S LIQUIDATION OR REORGANIZATION, YOU WILL NEED TO LOOK TO INDEPENDENT'S ASSETS FOR PAYMENTS ON THE PREFERRED SECURITIES AND DEBENTURES.

    Independent's obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to its future senior and subordinated indebtedness. As of December 31, 2001, Independent had no senior and subordinated indebtedness outstanding. Independent's obligations under the debentures will rank equal to other debentures issued by it to similar trusts, including the debentures previously sold to the trusts it established in 1997 and 2001. Except in certain circumstances, Independent's ability to incur additional indebtedness is not limited.

    Because Independent is a bank holding company, the creditors of its subsidiaries, including depositors, also will have priority over you in any distribution of its subsidiaries' assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of Independent's subsidiaries, and you should look only to Independent's assets for payments on the preferred securities and the debentures.

    THE TRUST CAN DEFER INTEREST PAYMENTS ON THE PREFERRED SECURITIES FOR UP TO FIVE YEARS.

    Independent may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If Independent defers interest payments on the debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

    You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale.

    If Independent exercises its right to defer interest payments on the debentures, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to Independent's right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

    NEITHER THE INDENTURE NOR THE TRUST AGREEMENT PROVIDE INVESTORS WITH PROTECTIONS BY RESTRICTING HOW INDEPENDENT OR ROCKLAND TRUST MAY CONDUCT BUSINESS IN THE FUTURE.

    The indenture governing the debentures and the trust agreement governing the trust do not require Independent to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debentures or the preferred securities in the event Independent experiences significant adverse changes in its financial condition or results of operations. Neither the indenture nor the trust agreement limit Independent's ability or the ability of any of its subsidiaries to incur other additional indebtedness that is senior in right of payment to the debentures. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether Independent will be able to comply with its obligations under the debentures or the guarantee.

    INDEPENDENT MAY TAKE ACTIONS WHICH COULD RESULT IN AN EARLY REDEMPTION OF THE PREFERRED SECURITIES.

    Under the following circumstances, Independent may redeem the debentures before their stated maturity:

    - In whole or in part, at any time on or after April 30, 2007;

    - In whole, but not in part, within 180 days after certain specified occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments; or

    - At any time, and from time to time, to the extent of any preferred securities it purchases, plus a proportionate amount of the common securities it holds.

    If the debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

    THE TRUST MAY REDEEM THE PREFERRED SECURITIES BEFORE APRIL 30, 2007 IF A SPECIAL EVENT OCCURS; YOU MAY BE TAXED ON THE PROCEEDS AND YOU MAY NOT BE ABLE TO REINVEST THE PROCEEDS AT THE SAME OR A HIGHER RATE OF RETURN.

    In response to the bankruptcy of Enron Corp., legislation has been introduced in Congress that could limit the deductibility of the interest payable on the debentures by Independent. If there are changes in the bank regulatory, investment company or tax laws that would adversely affect the status of the trust, the preferred securities or the debentures by limiting the deductibility of the interest payable on the debentures by Independent or otherwise, we have the right to redeem the debentures, in whole but not in part. Our redemption of the debentures will cause the trust to redeem the preferred securities and the common securities at a price equal to $25 per security plus any accrued and unpaid distributions. Under current United States federal income tax law, the redemption of the preferred securities would be a taxable event to you. In addition, you may not be able to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return you received on the capital securities. We may have to obtain regulatory approval, including the approval of Federal Reserve Board, before we redeem any debentures. For more information, you should refer to "Description of the Preferred Securities--Redemption or Exchange."

    INDEPENDENT CAN DISTRIBUTE THE DEBENTURES TO YOU, WHICH MAY HAVE ADVERSE TAX CONSEQUENCES FOR YOU AND WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF THE PREFERRED SECURITIES.

    The trust may be dissolved at any time before maturity of the debentures on April 30, 2032. As a result, and subject to the terms of the trust agreement, the trustees may distribute the debentures to you. If this occurs, Independent will use its best efforts to list the debentures on the Nasdaq National Market or other national securities exchange or national quotation system. However, Independent cannot predict the market prices for the debentures that may be distributed in exchange for preferred securities upon liquidation of the trust. The preferred securities, or the debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures. Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of debentures upon the dissolution of the trust could be a taxable event to you.

    THERE IS NO CURRENT PUBLIC MARKET FOR THE PREFERRED SECURITIES AND THEIR MARKET PRICE MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

    There is currently no public market for the preferred securities. Independent has applied for and received approval to have the preferred securities quoted on the Nasdaq National Market. However, Independent cannot assure you that an active or liquid trading market will develop for the preferred securities. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities. Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, Independent's future operating results and financial condition, the market for similar securities and general economic and market conditions. Independent's 9.28% cumulative trust preferred securities issued in May 1997 are quoted on the Nasdaq National Market under the symbol "INDBP" and Independent's 8.625% cumulative trust preferred securities issued in December 2001 are quoted on the Nasdaq National Market under the symbol "INDBN."

    YOU MUST RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS IF THERE IS AN EVENT OF DEFAULT UNDER THE INDENTURE.

    You may not be able to directly enforce your rights against Independent if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against Independent. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders of a majority in liquidation amount of the preferred securities to do so, any record holder may, to the extent permitted by applicable law, take action directly against Independent to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to Independent's failure to pay interest or principal on the debentures, or if Independent defaults under the guarantee, you may proceed directly against Independent. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

    AS A HOLDER OF PREFERRED SECURITIES, YOU HAVE LIMITED VOTING RIGHTS.

    Holders of preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only Independent, as holder of the trust common securities, can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

                 RISKS RELATING TO AN INVESTMENT IN INDEPENDENT

    INDEPENDENT'S LEVEL OF CREDIT RISK IS INCREASING DUE TO THE EXPANSION OF ITS COMMERCIAL LENDING AND ITS CONCENTRATION ON SMALL BUSINESSES AND MIDDLE MARKET CUSTOMERS WITH HEIGHTENED VULNERABILITY TO ECONOMIC CONDITIONS.

    Independent's commercial real estate loans and commercial business loans have increased significantly from $260.6 million and $119.6 million, respectively, at December 31, 1998, to $463.1 million and $151.3 million, respectively, at December 31, 2001. Independent's level of credit risk has increased as a result of the growth in its loan portfolio. Commercial real estate loans generally are considered riskier than single-family residential loans because they have larger balances to a single borrower or group of related borrowers. Commercial business loans involve risks because the borrower's ability to repay the loan typically depends primarily on the successful operation of the business or the property securing the loan. Most of its commercial business loans are made to small businesses and middle market customers who may have a heightened vulnerability to economic conditions.

    CHANGES IN INTEREST RATES COULD ADVERSELY IMPACT INDEPENDENT'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    Independent's ability to make a profit, like that of most financial institutions, substantially depends upon its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings. Certain assets and liabilities, however, may react in different degrees to changes in market interest rates. Further, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets may lag behind. Additionally, some assets, such as adjustable-rate mortgages, have features, including payment and rate caps, which restrict changes in their interest rates.

    Factors such as inflation, recession, unemployment, money supply, global disorder such as that experienced as a result of the terrorist activity on September 11, 2001, instability in domestic and foreign financial markets, and other factors beyond Independent's control, may affect interest rates. Changes in market interest rates will also affect the level of voluntary prepayments on loans and the receipt of payments on mortgage-backed securities, resulting in the receipt of proceeds that may have to be reinvested at a lower rate than the loan or mortgage-backed security being prepaid. Although Independent pursues an asset-liability management strategy designed to control its risk from changes in market interest rates, changes in interest rates can still have a material adverse effect on Independent's profitability.

    IF INDEPENDENT HAS HIGHER LOAN LOSSES THAN IT ALLOWED FOR, ITS EARNINGS COULD DECREASE AND IT MAY NOT BE ABLE TO MAKE PAYMENTS ON THE DEBENTURES.

    Independent's loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. Independent may experience significant credit losses which could have a material adverse effect on its operating results. Independent makes various assumptions and judgments about the collectibility of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the size of the allowance for loan losses, Independent relies on its experience and its evaluation of economic conditions. If its assumptions prove to be incorrect, its current allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. Consequently, a problem with one or more loans could require Independent to significantly increase the level of its provision for loan losses. In addition, federal and state regulators periodically review Independent's allowance for loan losses and may require it to increase its provision for loan losses or recognize further loan charge-offs. Material additions to the allowance would materially decrease Independent's net income and, if it experiences defaults in its loan portfolio to a greater extent than anticipated, Independent may not be able to pay interest on the debentures and, as a result, the trust would not be able to make distributions on the preferred securities.

    A SIGNIFICANT AMOUNT OF INDEPENDENT'S LOANS ARE CONCENTRATED IN MASSACHUSETTS, AND ADVERSE CONDITIONS IN THESE AREAS COULD NEGATIVELY IMPACT ITS OPERATIONS.

    Substantially all of the loans Independent originates are secured by properties located in or are made to businesses which operate in Massachusetts. Because of the current concentration of Independent's loan origination activities in Massachusetts, in the event of adverse economic, political or business developments or natural hazards that may affect Massachusetts and the ability of property owners and businesses in Massachusetts to make payments of principal and interest on the underlying loans, Independent would likely experience higher rates of loss and delinquency on its loans than if its loans were made more geographically diversified, which could have an adverse effect on its results of operations or financial condition.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Independent makes certain forward-looking statements in this prospectus and in the information incorporated by reference herein that are based upon its current expectations and projections about current events. Independent intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and Independent is including this statement for purposes of these safe harbor provisions. You can identify these statements from Independent's use of the words "estimate," "project," "believe," "intend," "anticipate," "expect" and similar expressions. These forward-looking statements include:

    - statements of Independent's goals, intentions and expectations;

    - statements regarding Independent's business plans and growth strategies;

    - statements regarding the asset quality of Independent's loan and investment portfolios; and

    - estimates of Independent's risks and future costs and benefits.

    These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors which could affect the actual outcome of future events:

    - fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect Independent's net interest margin, asset valuations and expense expectations;

    - adverse changes in the Massachusetts economy, which might affect Independent's business prospects and could cause credit-related losses and expenses;

    - adverse developments in Independent's loan and investment portfolios;

    - competitive factors in the banking industry, such as the trend towards consolidation in Independent's market; and

    - changes in banking legislation or the regulatory requirements of federal and state agencies applicable to bank holding companies and banks like Rockland Trust.

    Because of these and other uncertainties, Independent's actual future results may be materially different from the results indicated by these forward-looking statements. In addition, Independent's past results of operations do not necessarily indicate its future results.

                                USE OF PROCEEDS

    The trust will invest all of the proceeds from the sale of the preferred securities in the debentures. Independent anticipates that the net proceeds from the sale of the debentures will be approximately $24.6 million after deduction of offering expenses estimated to be $275,000 and underwriting commissions.

    Currently, Independent expects to use the estimated net proceeds from the sale of the debentures to redeem in full on or after May 19, 2002, the 9.28% junior subordinated debentures sold by Independent to the trust it established in April 1997. In connection with such redemption, that trust would redeem its outstanding preferred securities. The redemption is subject to the approval of the Board of Governors of the Federal Reserve System. Independent is seeking and expects to receive such approval. If an unexpected acquisition opportunity were to arise after the sale of the preferred securities offered by this prospectus, Independent might decide not to redeem such debentures. Under such circumstances, Independent would use the proceeds for general corporate purposes. Initially, the net proceeds may be used to make short-term marketable investment grade investments. Independent is not presently engaged in any acquisition discussions.

                                 CAPITALIZATION

    The following table sets forth Independent's unaudited consolidated capitalization as of December 31, 2001 on a historical basis and as adjusted for the offering and the application of the estimated net proceeds from the corresponding sale of the debentures as if such sale had been consummated on December 31, 2001. This data should be read in connection with Independent's consolidated financial statements and the related notes incorporated by reference into this prospectus from Independent's Annual Report on Form 10-K for the year ended December 31, 2001.

                                                                     DECEMBER 31, 2001
                                                         -----------------------------------------
                                                                                     AS ADJUSTED
                                                                                         FOR
                                                           ACTUAL     AS ADJUSTED   REDEMPTIONS(1)
                                                         ----------   -----------   --------------
                                                                        (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS)
MINORITY INTEREST IN SUBSIDIARIES:
Corporation-obligated mandatorily redeemable 9.28%
  trust preferred securities of Trust I due May 19,
  2027 (2).............................................  $   28,750   $   28,750      $       --

Corporation-obligated mandatorily redeemable 11.00%
  trust preferred securities of Trust II due January
  31, 2030 (2)(3)......................................      25,000       25,000              --

Corporation-obligated mandatorily redeemable 8.625%
  trust preferred securities of Trust III due December
  31, 2031 (2).........................................      25,000       25,000          25,000

Corporation-obligated mandatorily redeemable 8.375%
  trust preferred securities of Trust IV due April 30,
  2032 (4).............................................          --       25,000          25,000
                                                         ----------   ----------      ----------

STOCKHOLDERS' EQUITY:

  Preferred stock, $0.01 par value, 1,000,000 shares
    authorized; none issued............................          --           --              --

  Common stock, par value $0.01; 30,000,000 shares
    authorized; 14,863,821 shares issued and 14,327,536
    shares outstanding.................................         149          149             149

  Surplus..............................................      43,633       43,633          42,119(5)

  Retained earnings....................................      92,779       92,779          92,779

  Treasury stock, 536,285 shares.......................      (8,369)      (8,369)         (8,369)

  Accumulated other comprehensive income, net of tax...       5,069        5,069           5,069
                                                         ----------   ----------      ----------

    Total stockholders' equity.........................  $  133,261   $  133,261      $  131,747
                                                         ==========   ==========      ==========

    Total liabilities, minority interest in
      subsidiaries and stockholders' equity............  $2,199,188   $2,224,188      $2,168,924
                                                         ==========   ==========      ==========

CAPITAL RATIOS (6)

  Tier 1 leverage......................................       6.31%                        6.30%

  Tier 1 risk-based....................................       9.24%                        9.10%

  Total risk-based.....................................      12.96%                       10.88%

------------------------

(1) As adjusted for the redemption of the trust preferred securities of Trust I with the proceeds of this offering and the redemption of the trust preferred securities of Trust II as described in footnote (3).

(2) Information in Independent's consolidated financial statements is presented net of issuance costs.

(3) On January 31, 2002, Independent redeemed all of its 11.00% junior subordinated debentures issued in January 2000 to Trust II and Trust II simultaneously redeemed the 11.00% trust preferred securities it had issued to third party investors.

(4) Reflects the preferred securities at their issue price. As described herein, the only assets of Trust IV will be approximately $25.8 million in aggregate principal amount of debentures, including the amount attributable to the issuance of the common securities of Trust IV, which will mature on April 30, 2032. Independent will own all of the common securities issued by Trust IV.

(5) Reflects the impact of the Company recording charges to paid-in-capital (net of tax) for (i) the early redemption of the securities issued by Trust I in the amount of $777,000, which redemption is the reason for this offering, and (ii) the early redemption of the securities issued by Trust II in the amount of $737,000, which securities were redeemed on January 31, 2002.

(6) The preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the preferred securities, together with any other of Independent's trust preferred securities or cumulative preferred stock that may be outstanding in the future, can only be included up to an amount constituting 25% of total Tier 1 core capital elements (including the preferred securities). None of the proceeds from the sale of the preferred securities will be initially included in Tier 1 capital. As adjusted for this offering and the subsequent redemption of the preferred securities from Trust I, an aggregate of $17.3 million of the proceeds will be eligible for inclusion in the calculation of Tier 1 capital.

                      ACCOUNTING AND REGULATORY TREATMENT

    The trust will be treated, for financial reporting purposes, as a subsidiary and, accordingly, the accounts of the trust will be included in Independent's consolidated financial statements. The preferred securities will be presented as a separate line item in Independent's consolidated statement of financial condition under the caption "Corporation-obligated mandatorily redeemable trust preferred securities of subsidiary trust, holding solely junior subordinated debentures of the Corporation" or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the debentures will be included in the Notes to Independent's Consolidated Financial Statements. For financial reporting purposes, Independent will record distributions payable on the preferred securities in its Consolidated Statements of Operations as minority interest expense.

    Independent's future reports filed under the Securities Exchange Act of 1934 will include a footnote to the audited Consolidated Financial Statements stating that:

    - the trust is wholly owned;

    - the sole assets of the trust are the debentures, specifying the debentures' outstanding principal amount, interest rate and maturity date; and

    - Independent's obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by it of the obligations of the trust under the preferred securities.

    Under accounting rules of the Securities and Exchange Commission, Independent is not required to include separate financial statements of the trust in this prospectus because it will own all of the trust's voting securities, the trust has no independent operations and Independent guarantees the payments on the preferred securities to the extent described in this prospectus.

                            DESCRIPTION OF THE TRUST

    The trust is a statutory business trust formed pursuant to the Delaware Business Trust Act under a declaration of trust executed by Independent, as sponsor for the trust, and the trustees. Independent has filed a certificate of trust with the Delaware Secretary of State. The declaration of trust will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued and shall be referred to as the trust agreement in this prospectus. The trust agreement will be qualified under the Trust Indenture Act of 1939. Independent has formed the trust and is causing it to issue the preferred securities because it believes that it is less expensive than traditional preferred stock (the interest payments made on the debentures issued to the trust are deductible for federal tax purposes) and is not dilutive to its stockholders. Independent currently expects to use the estimated net proceeds from the sale of the debentures to redeem in full on or after May 19, 2002 the 9.28% junior subordinated debentures sold by Independent to the trust it established on April 28, 1997. In connection with such redemption, that trust would concurrently redeem its outstanding preferred securities. See "Use of Proceeds" on page 15.

    The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. Independent will not initially own any of the preferred securities. Independent will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

    The trust exists exclusively for the purposes of:

    - issuing the preferred securities to the public for cash;

    - issuing its common securities to Independent in exchange for its capitalization of the trust;

    - investing the proceeds from the sale of the trust securities in an equivalent amount of debentures; and

    - engaging in other activities that are incidental to those listed above, such as receiving payments on the debentures and making distributions to security holders, furnishing notices and other administrative tasks.

    The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the debentures. Other than with respect to the trust securities, Independent has agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for federal withholding taxes that are properly withheld.

    The number of trustees of the trust will initially be five. Three of the trustees will be persons who are employees or officers of, or who are affiliated with, Independent. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, The Bank of New York (Delaware), will act as Delaware trustee. The fifth trustee, called the property trustee, will also initially be The Bank of New York. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, The Bank of New York will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. Independent, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of

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the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

    The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated noninterest-bearing "payment account" established with The Bank of New York to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities.

                    DESCRIPTION OF THE PREFERRED SECURITIES

    THE PREFERRED SECURITIES WILL BE ISSUED PURSUANT TO THE TRUST AGREEMENT. FOR MORE INFORMATION ABOUT THE TRUST AGREEMENT, SEE "DESCRIPTION OF THE TRUST" ON PAGE 18. THE BANK OF NEW YORK WILL ACT AS PROPERTY TRUSTEE FOR THE PREFERRED SECURITIES UNDER THE TRUST AGREEMENT FOR PURPOSES OF COMPLYING WITH THE PROVISIONS OF THE TRUST INDENTURE ACT. THE TERMS OF THE PREFERRED SECURITIES WILL INCLUDE THOSE STATED IN THE TRUST AGREEMENT AND THOSE MADE PART OF THE TRUST AGREEMENT BY THE TRUST INDENTURE ACT.

    THE FOLLOWING DISCUSSION CONTAINS A DESCRIPTION OF THE MATERIAL PROVISIONS OF THE PREFERRED SECURITIES AND IS SUBJECT TO, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE TRUST AGREEMENT AND THE TRUST INDENTURE ACT. INDEPENDENT URGES YOU TO READ THE FORM OF AGREEMENT, WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART.

GENERAL

    The trust agreement authorizes the administrative trustees, on behalf of the trust, acting singly or jointly, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities. Independent will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or incur any other indebtedness.

    The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under "--Subordination of Common Securities" on page 24.

    The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. Independent will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "--Description of the Guarantee" on page 43. The guarantee does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

DISTRIBUTIONS

    SOURCE OF DISTRIBUTIONS. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from Independent's interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If Independent does not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

    PAYMENT OF DISTRIBUTIONS. Distributions on the preferred securities will be payable at the annual rate of 8.375% of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be June 30, 2002.

    Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. The term "business day" means any day other than a Saturday, a Sunday, a day on which banking institutions in Massachusetts and New York, are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

    EXTENSION PERIOD. As long as no event of default under the indenture has occurred and is continuing, Independent has the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. This period of deferral is referred to as an "extension period." No extension period may extend beyond April 30, 2032 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If Independent defers the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of 8.375%, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

    During an extension period, Independent may not:

    - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of its capital stock into another class of capital stock);

    - make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with, or junior in interest to, the debentures;

    - make any guarantee payments with respect to any other guarantee by it of any other debt securities of any of its subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee); or

    - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

    After the termination of any extension period and the payment of all amounts due, Independent may elect to begin a new extension period, subject to the above requirements.

    Independent does not currently intend to exercise its right to defer distributions on the preferred securities by deferring the payment of interest on the debentures.

REDEMPTION OR EXCHANGE

    GENERAL. Subject to the prior approval of the Federal Reserve, if required, Independent will have the right to redeem the debentures:

    - in whole at any time, or in part from time to time, on or after April 30, 2007;

    - at any time, in whole but not in part, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms Independent defined below; or

    - at any time, and from time to time, to the extent of any preferred securities purchased by Independent, plus a proportionate amount of the common securities it holds.

    MANDATORY REDEMPTION. Upon Independent's repayment or redemption, in whole or in part, of any debentures, whether on April 30, 2032, or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days nor more than 60 days notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

    DISTRIBUTION OF DEBENTURES IN EXCHANGE FOR PREFERRED SECURITIES. Upon prior approval of the Federal Reserve, if required, Independent will have the right at any time to dissolve the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust. See "--Liquidation Distribution Upon Dissolution" on page 24.

    After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

    - those trust securities will no longer be deemed to be outstanding;

    - a registered global certificate representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued to DTC or its nominee in exchange for the preferred securities;

    - Independent will use its best efforts to list the debentures on the Nasdaq National Market or a national securities exchange;

    - any certificates representing trust securities not held by DTC or its nominee that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities; and

    - all rights of the trust security holders other than the right to receive debentures upon surrender of a certificate representing trust securities will terminate.

    Independent cannot assure an investor that the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

    REDEMPTION UPON A TAX EVENT, INVESTMENT COMPANY EVENT OR CAPITAL TREATMENT EVENT. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, Independent will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price. If one of these events occurs and Independent does not elect to redeem the debentures, or to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures.

    "Tax Event" means the receipt by the trust and Independent of an opinion of independent tax counsel experienced in such matters stating that, as a result of any change or prospective change in the laws or regulations of the United States or any political subdivision or taxing authority of the United States, or as a result of any official administrative pronouncement or judicial decision interpreting or applying the tax laws or regulations, there is more than an insubstantial risk that:

    - interest payable by Independent on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by Independent, in whole or in part, for federal income tax purposes;

    - the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

    - the trust is, or will be within 90 days after the date of the opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

    "Investment Company Event" means the receipt by the trust and Independent of an opinion of independent securities counsel experienced in such matters to the effect that the trust is or will be, within 90 days after the date of the opinion, considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

    "Capital Treatment Event" means the receipt by the trust and Independent of an opinion of independent banking counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment, within 90 days after the date of the opinion, of Independent's ability to treat the preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

    For all of the events described above, Independent or the trust must request and receive an opinion with regard to the event within a reasonable period of time after Independent becomes aware of the possible occurrence of an event of this kind.

    REDEMPTION OF DEBENTURES IN EXCHANGE FOR PREFERRED SECURITIES
PURCHASED. Upon prior approval of the Federal Reserve, if required, Independent will also have the right at any time, and from time to time, to redeem debentures in exchange for any preferred securities it may have purchased in the market. If Independent elects to surrender any preferred securities beneficially owned by it in exchange for redemption of a like amount of debentures, Independent will also surrender a proportionate amount of common securities in exchange for debentures. Preferred securities owned by other holders will not be called for redemption at any time when Independent elects to exchange trust securities it owns to redeem debentures.

    The common securities Independent surrenders will be in the same proportion to the preferred securities it surrenders as is the ratio of common securities purchased by Independent to the preferred securities issued by the trust. In exchange for the trust securities surrendered by Independent, the property trustee will cause to be released to Independent for cancellation debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by Independent, the trust securities Independent surrenders will no longer be deemed outstanding and the debentures redeemed in exchange will be cancelled.

REDEMPTION PROCEDURES

    Preferred securities will be redeemed at the redemption price with the applicable proceeds from Independent's contemporaneous redemption of the debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

    Notice of any redemption will be mailed at least 30 days, but not more than 60 days, before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless Independent defaults in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

    If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

    If notice of redemption has been given and Independent has deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment will be made on the immediately preceding business day.

    If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by Independent pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

    Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

    If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. If the redemption relates only to preferred securities purchased by Independent and being exchanged for a like amount of debentures, then Independent's preferred securities will be the ones selected for redemption.

    Subject to applicable law, and if Independent is not exercising its right to defer interest payments on the debentures, Independent may, at any time, purchase outstanding preferred securities.

SUBORDINATION OF COMMON SECURITIES

    Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

    In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, Independent, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default with respect to the preferred securities has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on Independent's behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

    Independent will have the right at any time to dissolve the trust and cause the debentures to be distributed to the holders of the preferred securities. This right is subject, however, to Independent receiving approval of the Federal Reserve, if required.

    In addition, the trust will automatically dissolve upon expiration of its term and will dissolve earlier on the first to occur of:

    - Independent's bankruptcy, dissolution or liquidation;

    - the distribution of a like amount of the debentures to the holders of trust securities, if Independent has given written direction to the property trustee to terminate the trust;

    - redemption of all of the preferred securities as described on page 21 under "--Redemption or Exchange--Mandatory Redemption"; or

    - the entry of a court order for the dissolution of the trust.

    With the exception of a redemption as described on page 21 under "--Redemption or Exchange--Mandatory Redemption," if an early dissolution of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities, debentures:

    - in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

    - with an interest rate identical to the distribution rate on the trust securities; and

    - with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

    However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to Independent, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "--Subordination of Common Securities" on page 24.

    Under current federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "Material Federal Income Tax Consequences--Receipt of Debentures or Cash Upon Dissolution of the Trust" on page 49 for more information regarding a taxable distribution.

    If Independent does not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures. If Independent elects to dissolve the trust and thus cause the debentures to be distributed to holders of the preferred securities in liquidation of the trust, Independent will continue to have the right to shorten the maturity of the debentures.

LIQUIDATION VALUE

    The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount.

EVENTS OF DEFAULT; NOTICE

    Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

    - the occurrence of an event of default under the indenture;

    - a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

    - a default by the trust in the payment of the redemption price of any of the trust securities when it becomes due and payable;

    - a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

    - the occurrence of events of bankruptcy or insolvency with respect to the property trustee and Independent's failure to appoint a successor property trustee within 60 days.

    Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to Independent, unless the event of default has been cured or waived. Independent and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not Independent and they are in compliance with all the conditions and covenants applicable to each party under the trust agreement.

    If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon dissolution of the trust. The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity of the debentures, and thus cause a redemption of the preferred securities, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity of the debentures.

REMOVAL OF THE TRUSTEES

    Unless an event of default under the indenture has occurred and is continuing, Independent may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with Independent as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

    Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, Independent will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case, these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

    Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

    The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below or as described in "--Liquidation Distribution Upon Dissolution" on page 24. For these purposes, if Independent consolidates or merges with another entity, or transfers or sells substantially all of its assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at Independent's request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

    - the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

    - Independent appoints a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

    - the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

    - the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

    - the successor entity has a purpose substantially identical to that of the trust;

    - prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, Independent has received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

    - Independent owns all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the debentures and the trust agreement.

    Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

    Except as described below and under "Description of the Guarantee--Amendments" on page 44 and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights. The trust agreement may be amended from time to time by Independent and the administrative trustees, without the consent of the holders of the preferred securities, in the following circumstances:

    - with respect to acceptance of appointment by a successor trustee;

    - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; and

    - to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

    With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, Independent and the administrative trustees may amend the trust agreement if the trustees receive an opinion of independent tax counsel experienced in such matters to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act.

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However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

    As long as the property trustee holds any debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

    - direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

    - waive any past default that is waivable under the indenture;

    - exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

    - consent to any amendment or termination of the indenture or the debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

    The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

    Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote to be given to each holder of record of trust securities.

    No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

    Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by Independent, the trustees or any affiliate of Independent or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

GLOBAL PREFERRED SECURITIES

    The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, referred to below as DTC, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities.

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
    No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

    - DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and Independent is unable to locate a qualified successor depositary;

    - Independent executes and delivers to the indenture trustee a written order stating that Independent elects to terminate the book-entry system through DTC; or

    - there shall have occurred and be continuing an event of default under the indenture.

    Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

    Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

    Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" on page 41.

    Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

    So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

    None of Independent, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

    Independent expects that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. Independent also expects that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants.

PAYMENT AND PAYING AGENCY

    Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to Independent and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days written notice to the administrative trustees, the property trustee and Independent. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to Independent and the property trustee.

REGISTRAR AND TRANSFER AGENT

    The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by Independent. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

    The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

    - the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

    - the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

    - the debentures will be treated as Independent's indebtedness for federal income tax purposes.

    In this regard, Independent and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that Independent and the administrative trustees determine to be necessary or desirable for these purposes.

    The administrative trustees may assist in listing the preferred securities on the Nasdaq National Market or a national securities exchange.

    Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

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
                         DESCRIPTION OF THE DEBENTURES

    CONCURRENTLY WITH THE ISSUANCE OF THE PREFERRED SECURITIES, THE TRUST WILL INVEST THE PROCEEDS FROM THE SALE OF THE TRUST SECURITIES IN THE DEBENTURES ISSUED BY INDEPENDENT. THE DEBENTURES WILL BE ISSUED AS UNSECURED DEBT UNDER THE INDENTURE BETWEEN INDEPENDENT AND THE BANK OF NEW YORK, AS INDENTURE TRUSTEE. THE INDENTURE WILL BE QUALIFIED UNDER THE TRUST INDENTURE ACT.

    THE FOLLOWING DISCUSSION CONTAINS A DESCRIPTION OF THE MATERIAL PROVISIONS OF THE DEBENTURES AND IS SUBJECT TO, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE INDENTURE AND TO THE TRUST INDENTURE ACT. INDEPENDENT URGES PROSPECTIVE INVESTORS TO READ THE FORM OF THE INDENTURE, WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART.

GENERAL

    The debentures will be limited in aggregate principal amount to $25,773,200. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual rate of 8.375% of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning
June 30, 2002, to the person in whose name each debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

    The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of 8.375%, compounded quarterly.

    The debentures will mature on April 30, 2032, the stated maturity date. Independent may shorten this date at any time to any date not earlier than April 30, 2007, subject to the prior approval of the Federal Reserve, if required. Independent will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. Independent will not have the right to redeem the debentures from the trust until after April 30, 2007, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 22, has occurred, or
(b) Independent repurchases preferred securities in the market, in which case Independent can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by it plus a proportionate amount of common securities.

    The debentures will be unsecured and will rank junior to all of Independent's senior and subordinated debt, including indebtedness it may incur in the future. Because Independent is a holding company, its right to participate in any distribution of assets of any of its subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that Independent may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of Independent's subsidiaries, and holders of debentures should look only to Independent's assets for payment. The indenture does not limit Independent's ability to incur or issue secured or unsecured senior and junior debt.

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
    Except in limited circumstances, the indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving Independent, nor is Independent required to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    As long as no event of default under the indenture has occurred and is continuing, Independent has the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, Independent must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of 8.375%, compounded quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Material Federal Income Tax Consequences--Interest Payment Period and Original Issue Discount" on page 48.

    Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, Independent may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, Independent may elect to begin a new extension period at any time. Independent does not currently intend to exercise its right to defer payments of interest on the debentures.

    Independent must give the property trustee, the administrative trustees and the indenture trustee notice of its election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date Independent is required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date. If the property trustee is not the only registered holder of the debentures, then the notice must also be given to the other holders of the debentures.

    Other than as described above, there is no limitation on the number of times that Independent may elect to begin an extension period.

RESTRICTIONS ON PAYMENTS

    Independent is restricted from making certain payments (as described below) if it has chosen to defer payment of interest on the debentures, if an event of default has occurred and is continuing under the indenture, or if Independent is in default with respect to its obligations under the guarantee.

    If any of these events occur, Independent will not:

    - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of its capital stock into another class of capital stock) or allow any of its subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to itself);

    - make or allow any of its subsidiaries to make any payment of principal, interest or premium on, or repay or repurchase or redeem any of its debt securities that rank equally with or junior to the debentures;

    - make or allow any of its subsidiaries to make any guarantee payments with respect to any guarantee by it of the debt securities of any of its subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee relating to the preferred securities); or

    - redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

ADDITIONAL SUMS TO BE PAID AS A RESULT OF ADDITIONAL TAXES

    If the trust or the property trustee is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, Independent will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust and the property trustee would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

REDEMPTION

    Subject to prior approval of the Federal Reserve, if required, Independent may redeem the debentures prior to maturity:

    - on or after April 30, 2007, in whole at any time or in part from time to time; or

    - in whole but not in part at any time within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

    - at any time, so long as a partial redemption would not cause the preferred securities to be delisted from the Nasdaq National Market, and from time to time, to the extent of any preferred securities purchased by Independent, plus a proportionate amount of the common securities held by Independent.

    With respect to the first two circumstances listed above, Independent will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures. With respect to the third circumstance listed above, the redemption price shall be the principal amount equal to (i) the liquidation amount of the preferred securities owned by Independent, plus (ii) the liquidation amount of a proportionate amount of the trusts' common securities owned by Independent with respect to the preferred securities so redeemed.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless Independent defaults in payment of the redemption price for the debentures, on and after the redemption date, interest will no longer accrue on the debentures or the portions of the debentures called for redemption. The debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

    As described under "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution" on page 24, under certain circumstances and with the Federal Reserve's approval, the debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, Independent will use its best efforts to list the debentures on the Nasdaq National Market or other national securities exchange or national quotation system on which the preferred securities are then listed, if any. Independent cannot assure an investor as to the market price of any debentures that may be distributed to the holders of preferred securities.

SUBORDINATION

    The debentures are subordinated and junior in right of payment to all of Independent's senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any of Independent's liquidation, dissolution, winding up or reorganization, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of Independent's senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

    If the maturity of any debentures is accelerated because of Independent's default under the indenture, the holders of all of Independent's senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, if any, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

    No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of Independent's senior or subordinated debt or an event of default with respect to any of Independent's senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

    The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

    - every obligation of the person for money borrowed;

    - every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

    - every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

    - every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

    - every capital lease obligation of the person; and

    - every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

    The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the company, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

    - any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

    - any of Independent's debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to Independent;

    - any debt to any of Independent's employees;

    - any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

    - debt which constitutes subordinated debt.

    The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Independent, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of Independent, other than the debentures. However, subordinated debt will not be deemed to include:

    - any of Independent's debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to Independent;

    - any debt to any of Independent's employees;

    - any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

    - debt which constitutes senior debt; and

    - any debt of Independent's under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with Independent that is, directly or indirectly, a financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier 1" capital treatment.

    Independent may from time to time to incur senior or subordinated debt and there is no limitation under the indenture on the amount of indebtedness Independent may incur. Independent had no consolidated senior and subordinated debt outstanding at December 31, 2001. Independent's obligations under the debentures issued by it to each of the previously established trusts will rank equal to the debentures issued to this trust.

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PAYMENT AND PAYING AGENTS

    Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee. However, Independent has the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

    Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by Independent in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to Independent on December 31 of each year. If Independent holds any of this money in trust, then it will be discharged from the trust to Independent and the holder of the debenture will thereafter look, as a general unsecured creditor, only to Independent for payment.

REGISTRAR AND TRANSFER AGENT

    The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Independent may at any time designate additional transfer agents with respect to the debentures.

    If Independent redeems any of the debentures, neither Independent nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any debentures during a period beginning at the opening of business
15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

MODIFICATION OF INDENTURE

    Independent and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive its rights under, or supplement, the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by Independent and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

    - extend the maturity date of the debentures;

    - reduce the principal amount or the rate or extend the time of payment of interest; or

    - reduce the percentage of principal amount of debentures required to amend the indenture.

    As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

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DEBENTURE EVENTS OF DEFAULT

    The indenture provides that any one or more of the following events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

    - Independent's failure to pay any interest on the debentures for 30 days after the due date, except where it has properly deferred the interest payment;

    - Independent's failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

    - Independent's failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to it from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

    - Independent's bankruptcy, insolvency or similar state creditor remedy or dissolution of the trust other than in connection with a distribution of the debentures in connection with such dissolution, redemption of the trust securities, or certain transactions permitted under the trust agreement.

    The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee so long as the holders of a majority in liquidation amount of the trust securities have consented to the waiver of default. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the debentures which has become due solely by the acceleration. So long as the property trustee is the holder of the debentures, if an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

    Independent is required to file annually with the indenture trustee a certificate as to whether or not it is in compliance with all of the conditions and covenants applicable to it under the indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

    If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by Independent to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against Independent to compel it to make the payment. Independent may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

    The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement.

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

    Independent may not consolidate with or merge into any other entity or convey or transfer its properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into Independent or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to Independent, unless:

    - Independent consolidates with or merges into another entity or conveys or transfers its properties and assets substantially as an entirety to any entity, the successor entity is organized under the laws of the United States or any state or the District of Columbia, and the successor entity expressly assumes by supplemental indenture Independent's obligations on the debentures;

    - the ultimate parent entity of the successor entity expressly assumes Independent's obligations under the guarantee, to the extent the preferred securities are then outstanding;

    - immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

    - other conditions as prescribed in the indenture are met.

    Under certain circumstances, if Independent consolidates or merges with another entity, or transfers or sells substantially all of its assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "Description of the Preferred Securities--Mergers, Consolidations, Amalgamations or Replacements of the Trust" on page 26.

SATISFACTION AND DISCHARGE

    The indenture will cease to be of further effect and Independent will be deemed to have satisfied and discharged its obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

    - have become due and payable; or

    - will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and Independent deposits or causes to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

    Independent may still be required to provide officers' certificates and opinions of counsel and pay fees and expenses due after these events occur.

GOVERNING LAW

    The indenture and the debentures will be governed by and construed in accordance with New York law.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

    The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

    Independent has agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

    - to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to Independent's ownership of the common securities;

    - not to voluntarily dissolve the trust without prior approval of the Federal Reserve, if required;

    - to use its reasonable efforts to cause the trust (a) to remain a business trust (and to avoid involuntary dissolution), except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

    - to use its reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures; and

    - to use its best efforts to maintain the eligibility of the preferred securities for inclusion, quotation or listing in the Nasdaq National Market or on any national securities exchange or other organization for as long as the preferred securities are outstanding.

                              BOOK-ENTRY ISSUANCE

GENERAL

    DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of Cede & Co. (DTC's nominee). One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

    DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

    Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security, referred to below as a "beneficial owner," is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

    DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Independent believes to be accurate, but Independent and the trust assume no responsibility for the accuracy thereof. Neither Independent nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

NOTICES AND VOTING

    Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

    Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

DISTRIBUTION OF FUNDS

    The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or Independent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

SUCCESSOR DEPOSITARIES AND TERMINATION OF BOOK-ENTRY SYSTEM

    DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or Independent. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. Independent also has the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

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
                          DESCRIPTION OF THE GUARANTEE

    THE PREFERRED SECURITIES GUARANTEE AGREEMENT WILL BE EXECUTED AND DELIVERED BY INDEPENDENT CONCURRENTLY WITH THE ISSUANCE OF THE PREFERRED SECURITIES FOR THE BENEFIT OF THE HOLDERS OF THE PREFERRED SECURITIES. THE GUARANTEE AGREEMENT WILL BE QUALIFIED AS AN INDENTURE UNDER THE TRUST INDENTURE ACT. THE BANK OF NEW YORK, THE GUARANTEE TRUSTEE, WILL ACT AS TRUSTEE FOR PURPOSES OF COMPLYING WITH THE PROVISIONS OF THE TRUST INDENTURE ACT, AND WILL ALSO HOLD THE GUARANTEE FOR THE BENEFIT OF THE HOLDERS OF THE PREFERRED SECURITIES. PROSPECTIVE INVESTORS ARE URGED TO READ THE FORM OF THE GUARANTEE AGREEMENT, WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART.

GENERAL

    Independent agrees to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

    The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

    - any accumulated and unpaid distributions required to be paid on the preferred securities;

    - with respect to any preferred securities called for redemption, the redemption price; and

    - upon a voluntary or involuntary dissolution of the trust (other than in connection with the distribution of debentures to the holders of preferred securities in exchange for preferred securities), the lesser of:

       (a) the amount of the liquidation distribution; and

       (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

    Independent may satisfy its obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

    The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If Independent does not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

STATUS OF THE GUARANTEE

    The guarantee constitutes Independent's unsecured obligation that ranks subordinate and junior in right of payment to all of its senior and subordinated debt in the same manner as the debentures. Independent expects to incur additional indebtedness in the future, although it has no specific plans in this regard presently, and, except under certain limited circumstances, neither the indenture nor the trust agreement limits the amounts of senior and subordinated debt that Independent may incur.

    The guarantee constitutes a guarantee of payment and not of collection. If Independent fails to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against Independent to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

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    The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the preferred securities. Because Independent is a bank holding company, its right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent Independent may be recognized as a creditor of that subsidiary. Independent's obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of Independent subsidiaries, and claimants should look only to its assets for payments under the guarantee.

AMENDMENTS

    Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities.

EVENTS OF DEFAULT; REMEDIES

    An event of default under the guarantee agreement will occur upon Independent's failure to make any required guarantee payments or to perform any other obligations under the guarantee. If the guarantee trustee obtains actual knowledge that an event of default has occurred and is continuing, the guarantee trustee must enforce the guarantee for the benefit of the holders of the preferred securities. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

    Any holder of preferred securities may institute and prosecute a legal proceeding directly against Independent to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

    Independent is required to provide to the guarantee trustee annually a certificate as to whether or not Independent is in compliance with all of the conditions and covenants applicable to it under the guarantee agreement.

TERMINATION OF THE GUARANTEE

    The guarantee will terminate and be of no further force and effect upon:

    - full payment of the redemption price of the preferred securities;

    - full payment of the amounts payable upon liquidation of the trust; or

    - distribution of the debentures to the holders of the preferred securities.

    If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The guarantee trustee, other than during the occurrence and continuance of Independent's default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable security indemnity against the costs, expenses and liabilities that might be incurred in exercising these powers; but this does not relieve the guarantee trustee of its obligations to exercise the rights and powers under the guarantee in the event of a default.

GOVERNING LAW

    The guarantee will be governed by New York law.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                        THE DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

    Independent irrevocably guarantees, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. Independent and the trust believe that, taken together, its obligations under the debentures, the indenture, the trust agreement, and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

    If and to the extent that Independent does not make payments on the debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against Independent for enforcement of payment of the distributions to the holder. Independent's obligations under the guarantee are subordinated and junior in right of payment to all of its other indebtedness.

SUFFICIENCY OF PAYMENTS

    As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

    - the aggregate principal amount of the debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

    - the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

    - Independent will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

    - the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

    A holder of any preferred security may institute a legal proceeding directly against Independent to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of Independent's senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, Independent's senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

LIMITED PURPOSE OF THE TRUST

    The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from Independent the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from Independent under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

RIGHTS UPON DISSOLUTION

    Upon any voluntary or involuntary dissolution of the trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution" on page 24. Upon Independent's voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of Independent's. Therefore, the property trustee would be subordinated in right of payment to all of Independent's senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of Independent's shareholders receive payments or distributions. Since Independent is the guarantor under the guarantee and has agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the debentures relative to Independent's other creditors and to Independent's stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

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                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    The following discussion of the material United States federal income tax considerations that may be relevant to the purchasers of the preferred securities, insofar as the discussion relates to matters of law and legal conclusions, represents the opinion of Kelley Drye & Warren LLP, special counsel to Independent and the trust. An opinion of counsel is not binding on the Internal Revenue Service ("IRS") or the courts. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ from the treatment described below. No rulings have been or are expected to be sought from the IRS with respect to any of the transactions described herein and no assurance can be given that the IRS will not take contrary positions or will not challenge, successfully or otherwise, the opinions expressed herein.

    No attempt is made in the following discussion to comment on all United States federal income tax matters affecting purchasers of the preferred securities. Moreover, the discussion generally focuses on holders of the preferred securities who are United States persons who acquire the preferred securities on their original issue at their initial offering price and hold the preferred securities as capital assets. United States persons include (i) an individual or resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States, any state thereof including the District of Columbia or any political subdivision thereof;
(iii) an estate the income of which is includable in its gross income for United States federal income tax purposes without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of the trust. The discussion does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, nonresident aliens, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the preferred securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following discussion also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the preferred securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government. An investor should consult, and should rely exclusively on, the investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of the preferred securities with regard to the particular tax consequences specific to that investor, which may vary for investors in different tax situations, and not addressed in the following discussion.

CLASSIFICATION OF THE DEBENTURES

    Kelley Drye & Warren LLP, special counsel for Independent and the trust, has rendered its opinion, based on qualifications and assumptions contained therein, that the debentures will be classified for federal income tax purposes as Independent's indebtedness under current law, and, by acceptance of a preferred security, you, as a holder, covenant to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures. Because there is no definitive test which establishes whether a particular security is indebtedness or equity for United States federal income tax purposes, no assurance can be given that this position will not be challenged by the IRS or, if challenged, that it will not be successful. If the debentures were treated as equity for United States federal income tax purposes, Independent would not be entitled to deduct the interest paid or accrued on the debentures for United States federal income tax purposes, and such treatment could constitute a Tax Event. In addition, if the interest on the debentures is not deductible, it could adversely affect Independent's ability to make payments on the debentures. The remainder of this discussion assumes that the debentures will be classified for United States federal income tax purposes as Independent's indebtedness.

CLASSIFICATION OF THE TRUST

    Kelley Drye & Warren LLP, special counsel for Independent and the trust, has rendered its opinion that, under current law and assuming full compliance with the terms of the trust agreement and indenture, the trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, you, as a holder of the preferred securities will be treated as owning an undivided beneficial interest in the debentures, and you will be required to include in your gross income any interest with respect to the debentures at the time such interest is accrued or is received, with respect to your pro rata share of the debentures in accordance with your method of accounting. As discussed below, if the debentures were determined to be subject to the original issue discount ("OID") rules, you, as a holder would instead be required to include in your gross income any OID accrued on a daily basis with respect to your allocable share of the debentures whether or not cash was actually distributed to you.

INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

    Under applicable treasury regulations, debt instruments such as the debentures, which are issued at face value will not be considered issued with OID, even if their issuer can defer payments of interest, if the likelihood of any deferral is remote. Assuming the accuracy of the conclusion as set forth below that the likelihood of exercising Independent's option to defer payments is remote, the debentures will not be treated as issued with OID. Accordingly, except as set forth below, stated interest on the debentures generally will be included in your income as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting.

    A debt instrument will generally be treated as issued with OID if the stated interest on the instrument does not constitute "qualified stated interest." Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored. In the case of the debentures, Independent has concluded that the likelihood of exercising its option to defer payments of interest is remote. This is in part because Independent pays dividends on its common stock and intends to continue to do so, and, if it exercises its option to defer payments of interest, Independent would be unable to continue paying these dividends, which could adversely affect the market for its common stock if it deferred payments under the debentures.

    The treasury regulations referred to above have not been interpreted by any court decisions or addressed in any ruling or other pronouncements of the IRS referred to above, and it is possible that the IRS could take a position contrary to the conclusions herein.

    If the likelihood that Independent would exercise the option to defer any payment of interest was determined not to be "remote" or if Independent actually exercises its option to defer the payment of interest, the debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest would thereafter be treated as OID as long as the debentures remained outstanding. In such event, all of your taxable interest income in respect of the debentures would constitute OID that would accrue on a daily basis and be includable in your income before the receipt of the cash attributable to such income, regardless of your method of tax accounting, and actual distributions of stated interest would not be reported separately as taxable income. Consequently, you, as a holder of the preferred securities would be required to include such OID in gross income even though Independent would not make any actual cash payments during an extension period.

    Because income on the preferred securities will constitute interest, corporate holders of preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the preferred securities.

MARKET DISCOUNT AND ACQUISITION PREMIUM

    Holders of preferred securities other than a holder who purchased the preferred securities upon original issuance or who purchased for a price other than the first price at which a substantial amount of the preferred securities were sold for money other than to a bond house, broker, or other person acting as an underwriter, placement agent or wholesaler may be considered to have acquired their undivided interests in the debentures with "market discount" or "acquisition premium" as these phrases are defined for federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the preferred securities.

RECEIPT OF DEBENTURES OR CASH UPON DISSOLUTION OF THE TRUST

    Under the circumstances described in "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution" on page 24, the debentures may be distributed to holders of the preferred securities upon a liquidation of the trust. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder having an aggregate tax basis in the debentures received in the liquidation equal to the holder's aggregate tax basis in the preferred securities immediately before the distribution. A holder's adjusted tax basis in the preferred securities generally will be its initial purchase price increased by OID, if any, previously includible in the holder's gross income to the date of disposition and decreased by payments, if any, received on the preferred securities in respect of OID to the date of disposition. A holder's holding period in debentures received in liquidation of the trust would include the period for which the holder held the preferred securities. If, however, a Tax Event occurs resulting in the trust being treated as an association taxable as a corporation, the distribution likely would constitute a taxable event to holders of the preferred securities. Under circumstances described herein, the debentures may be redeemed for cash and the proceeds of the redemption distributed to holders in redemption of their preferred securities. Under current law, such a redemption should constitute a taxable disposition of the redeemed preferred securities and for United States federal income tax purposes, and a holder should therefore recognize gain or loss as if the holder sold the preferred securities for cash. Such holder would recognize gain or loss in an amount equal to the difference between the cash received upon redemption and the holders adjusted tax basis in the preferred securities.

DISPOSITION OF PREFERRED SECURITIES

    A holder that sells preferred securities will recognize gain or loss equal to the difference between the amount realized on the sale of the preferred securities and the holder's adjusted tax basis in the preferred securities, as defined above. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the preferred securities have been held for more than one year at the time of sale.

    The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of its preferred securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the debentures through the date of disposition in income as ordinary income, and to add the amount to its adjusted tax basis in its proportionate share of the underlying debentures deemed disposed of. Any OID included in income will increase a holder's adjusted tax basis as discussed above. To the extent the selling price is less than the holder's adjusted tax basis a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

EFFECT OF POSSIBLE CHANGES IN TAX LAWS

    In a case filed in the U.S. Tax Court, Enron Corp. v. Commissioner, Tax Court Docket No. 6149-98, the IRS challenged the deductibility for federal income tax purposes of interest paid on securities which are similar, but not identical, to the preferred securities. The parties filed a stipulation of settled issues, a portion of which stipulated that there shall be no adjustment for the interest deducted by the taxpayer with respect to the securities. The IRS may also challenge the deductibility of interest paid on the debentures, which, if such challenge were litigated resulting in the IRS's position being sustained, would trigger a Tax Event and possibly a redemption of the preferred securities.

    Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit Independent, upon approval of the Federal Reserve, if then required, to cause a redemption of the preferred securities before, as well as after, April 30, 2007.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Interest paid, or, if applicable, OID accrued, on the preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the IRS on Forms 1099-INT, or, where applicable, Forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax (currently at 30.5%) unless the holder complies with certain identification and other backup withholding requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's federal income tax liability, provided the required information is provided to the Internal Revenue Service.

    THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY BE INAPPLICABLE TO A PARTICULAR SITUATION OF A HOLDER OF THE PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, INDEPENDENT, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS PARTICULARLY SINCE TAX CONSEQUENCES WILL VARY FOR INVESTORS IN DIFFERENT TAX SITUATIONS.

                              ERISA CONSIDERATIONS

    Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

    In any case, Independent and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which Independent or any of its affiliates are a fiduciary or plans for which Independent or any of its affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which Independent or any of its affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

    As a result, plans with respect to which Independent or any of its affiliates is a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

                                  UNDERWRITING

    Legg Mason Wood Walker, Incorporated, as underwriter, has agreed, subject to the terms and conditions of its underwriting agreement with Independent and the trust, to purchase from the trust 1,000,000 preferred securities at the initial public offering price less the underwriting commission set forth on the cover page of this prospectus.

    The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions, and that if any of the foregoing preferred securities are purchased by the underwriter pursuant to the underwriting agreement, all such securities must be so purchased. The underwriter may reject orders in whole or in part and withdraw, cancel, or modify the offer without notice. Independent and the trust have each agreed to indemnify the underwriter and their controlling persons against certain liabilities including liabilities under the Securities Act of 1933 or to contribute to payments the underwriter may be required to make in respect thereof.

    The underwriter may also impose a penalty bid on certain selling group members. This means that if the underwriter purchases preferred securities in the open market to reduce the underwriter's short position or to stabilize the price of the preferred securities, it may reclaim the amount of the selling concession from the selling group members who sold those preferred securities as part of the offering.

    The underwriter may create a "short position" in the preferred securities in connection with the offering, which means that they may over-allot or sell more shares than are set forth on the cover page of this prospectus. If the underwriter creates a short position by such over-allotment, then the underwriter may reduce that short position by purchasing preferred securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    The underwriter has advised Independent and the trust that it proposes to offer the preferred securities directly to the public initially at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.50 per preferred security. The underwriter may allow and such dealers may reallow a concession not in excess of $0.45 per preferred security to certain other brokers and dealers. After the public offering, the public offering price, concession and reallowance, and other selling terms may be changed by the underwriter.

    In view of the fact that the proceeds from the sale of the preferred securities will be used to purchase the debentures issued by Independent, the underwriting agreement provides that Independent will pay as compensation for the underwriter's arranging the investment therein of such proceeds an amount of cash equal to $0.875 per preferred security, or $875,000 in the aggregate. This compensation paid per share to the underwriter is equal to the difference between the public offering price and the amount paid per share by the underwriters for such securities.

    Independent estimates that it will spend approximately $275,000 for printing, depository and trustees' fees, legal and accounting fees, and other expenses of the offering in addition to underwriting compensation.

    Both Independent and the trust have agreed in the underwriting agreement that, subject to certain conditions, prior to 90 days following the date of issuance of the preferred securities, neither Independent nor the trust will, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, or otherwise dispose of, preferred securities, any securities convertible into, exchangeable or exercisable for preferred securities or the debentures or any debt securities substantially similar to the debentures or any equity security substantially similar to the preferred securities, except with the prior written consent of the underwriter, and except for any disposal of debentures following a liquidation of the trust.

    Because the National Association of Securities Dealers, Inc. (the "NASD") may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

                                 LEGAL MATTERS

    Certain legal matters, including matters relating to federal income tax considerations, for Independent and the trust will be passed upon by Kelley Drye & Warren LLP, Vienna, Virginia, counsel to Independent and the trust. Certain legal matters will be passed upon for the underwriter by Thacher Proffitt & Wood, Washington D.C. Kelley Drye & Warren LLP and Thacher
Proffitt & Wood will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law. As of the date of this prospectus, certain members of Kelley Drye & Warren LLP owned in the aggregate approximately 10,000 shares of Independent's common stock.

                                    EXPERTS

    Independent's consolidated financial statements as of December 31, 2001 and for each of the three years in the period ended December 31, 2001, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are included therein in reliance upon the authority of said firm as experts in giving said report.

                       WHERE YOU CAN GET MORE INFORMATION

    This prospectus is a part of a Registration Statement on Form S-3 filed by Independent and the trust with the Securities and Exchange Commission under the Securities Act of 1933, with respect to the preferred securities, the debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to Independent and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Securities and Exchange Commission.

    Independent files periodic reports, proxy statements and other information with the Securities and Exchange Commission. Independent's filings are available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also inspect and copy these materials a the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

    Each holder of the trust securities will receive a copy of Independent's annual report at the same time as Independent furnishes the annual report to the holders of its common stock.

    Independent "incorporates by reference" into this prospectus the information it files with the Securities and Exchange Commission, which means that Independent can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that Independent files subsequently with the Securities and Exchange Commission will automatically update this prospectus. Independent incorporates by reference the documents listed below and any filings Independent makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus and prior to the time that Independent sells all the securities offered by this prospectus:

    - Annual Report on Form 10-K for the year ended December 31, 2001.

    You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning Independent at the following address:
288 Union Street, Rockland, Massachusetts 02370, Attention: Corporate Clerk, telephone (781) 878-6100.

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                      1,000,000 TRUST PREFERRED SECURITIES

                          INDEPENDENT CAPITAL TRUST IV

                  8.375% CUMULATIVE TRUST PREFERRED SECURITIES
             (LIQUIDATION AMOUNT $25 PER TRUST PREFERRED SECURITY)
                     FULLY, IRREVOCABLY AND UNCONDITIONALLY
                      GUARANTEED ON A SUBORDINATED BASIS,
                      AS DESCRIBED IN THIS PROSPECTUS, BY

                                     [LOGO]

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                                   PROSPECTUS

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                             Legg Mason Wood Walker
                                  Incorporated

                                 APRIL 8, 2002

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